Exhibit 99.2

 Item 7             Identification and Classification of the Subsidiary
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                    Which Acquired the Security Being Reported on By the Parent
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                    Holding Company:
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                    CRT Capital Holdings, Harbor Drive Management, C. Michael
                    Vaughn and J. Christopher Young own directly no Shares. Pursuant to an investment agreement, Harbor Drive Management has the investment and voting power with respect to the securities held by Harbor Drive Master Fund. CRT Capital Holdings owns all the equity interests in and is the sole managing member of Harbor Drive Management and CRT Capital Group. C. Michael Vaughn and J. Christopher Young are two of the three managing members of CRT Associates. C. Michael Vaughn and J. Christopher Young are the two managing members, and share control, of CRT Capital Holdings and through it each of CRT Capital Group, Harbor Drive Management, and Harbor Drive Master Fund.

                    CRT Associates may be deemed to beneficially own 75,000 Options, consisting of one share and two warrants each, which is less than 1% of total issued and outstanding Common Stock of the Issuer.

                    CRT Capital Group is a Broker or Dealer registered under
                    Section 15 of the Act (15 U.S.C. 78o).

                    Harbor Drive Management is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3).